  UAV CORP.

July 15, 2021

United States Securities and Exchange Commission	VIA: EDGAR
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	UAV Corp.
Qualification of Offering Statement on Form 1-A
Filed July 15, 2021
File No. 024-11456
Withdrawal of Qualification Request

To Whom It May Concern:

Further to our receipt of comments from your office that UAV Corp’s (the “Company”) Offering Statement on Form 1-A is still being reviewed by your office, we hereby request to withdraw such Qualification Request as was filed on July 15, 2021 until such time as the review of the Offering Statement is completed.

We trust the foregoing is in order.

Sincerely,

/s/ Michael F. Lawson

Michael F. Lawson, CEO